UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-38712

Pintec Technology Holdings Limited

9/F Heng An Building

No. 17, East 3rd Ring Road

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Pintec Elects to Rely on the SEC Order for Filing Relief in Connection with its Form 20-F for the Year Ended December 31, 2019

Pintec Technology Holdings Limited (the “Company”) is filing this current report on Form 6-K pursuant to an order issued by the U.S. Securities and Exchange Commission under Section 36 of the Securities Exchange Act of 1934 on March 4, 2020, as amended on March 25, 2020 (the “SEC Order”), providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the outbreak of COVID-19.

The recent outbreak of COVID-19 has significantly hindered the Company’s ability to file its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) by the original due date of April 30, 2020. Therefore, the Company has elected to rely on the conditional filing relief provided under the SEC Order. In accordance with the SEC Order, the Company plans to file the Annual Report no later than 45 days after the original due date.

Starting from early 2020, the Chinese government took a number of actions to attempt to contain the spread of COVID-19, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of being infected with COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities. Currently, people traveling to Beijing, where the Company’s headquarters are located, may be quarantined.

The Company has taken a series of measures in response to the outbreak to protect its employees, including temporarily closing offices, facilitating remote working arrangements for its employees and cancelling business meetings and travel. These measures have reduced the Company’s ability to gather information and to organize such information for the use of its finance staff and outside advisors. As a result, the preparation of the Company’s Annual Report has been delayed. Considering the lack of time for the compilation, dissemination and review of the information required to be presented, and the need to ensure the accuracy of the information presented to investors in the Annual Report, the Company has decided to rely on the SEC Order.

When the Company files the Annual Report, the Company plans to include the following risk factor, expanded or revised as the Company determines appropriate, to reflect the currently unknown and constantly evolving effects of the COVID-19 pandemic and the resulting worldwide crisis:

Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.

Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China has been sharply curtailed. The population in most of the major cities was locked down to a greater or lesser extent and opportunities for discretionary consumption were extremely limited. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reimposition of restrictions.

Substantially all of our employees are based in Beijing and Shanghai, and we generate substantially all of our revenues in China. We have taken a series of measures in response to the outbreak to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees and cancelling business meetings and travel. Our business partners have also been adversely impacted since the beginning of 2020, particularly our business partners in the online travel agency and telecom industries. As a result of the above, our loan volume in the first quarter of 2020 has decreased dramatically compared with the corresponding period of 2019.

Consequently, the COVID-19 outbreaks may materially adversely affect our business, financial condition and results of operations for the full year 2020. The extent to which this outbreak impacts our results of operations will depend on future developments which are highly uncertain and unpredictable, including new outbreaks of COVID-19, the severity of the disease, the success or failure of efforts to contain or treat the disease, and future actions we or the authorities may take in response to these developments.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its filings with the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this report is as of the date of this report, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pintec Technology Holdings Limited

By	:	/s/ Steven Yuan Ning Sim
Name	:	Steven Yuan Ning Sim
Title	:	Chief Financial Officer

Date: April 29, 2020